UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On March 30, 2021, AerCap Holdings N.V. (“AerCap”) made available on its website documents relating to certain matters to be considered at the Annual General Meeting of AerCap’s shareholders to be held on May 12, 2021. These documents are attached as exhibits 99.1 through 99.4 hereto.

Forward Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. Any statements other than statements of historical fact included in this communication are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements, including the impacts of, and associated responses to: the Covid-19 pandemic; our ability to consummate the Proposed Transaction (as defined in the Shareholders’ Circular attached hereto as Exhibit 99.2); our ability to obtain requisite regulatory and shareholder approval and the satisfaction of other conditions to the consummation of the Proposed Transaction; our ability to successfully integrate the GECAS Business’s (as defined in the Shareholders’ Circular attached hereto as Exhibit 99.2) operations and employees and realize anticipated synergies and cost savings; and the potential impact of the announcement or consummation of the Proposed Transaction on relationships, including with employees, suppliers, customers and competitors. As a result, we cannot assure you that the forward-looking statements included in this communication will prove to be accurate or correct. Further information regarding these and other risks is included in AerCap’s annual report on Form 20-F and other filings with the SEC. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this communication might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results of AerCap, GECAS Business or the combined company and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibits

99.1          Notice and Agenda for Annual General Meeting.

99.2          Shareholders’ Circular.

99.3          Explanation to the Agenda for the Annual General Meeting.

99.4          Proposed Changes to Articles of Association (English Translation).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: March 30, 2021